UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Fourth Quarter and Full Year 2022 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2023

NOVA LTD. (Registrant) By: /s/ Dror David ————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Fourth Quarter and Full Year 2022 Results

Rehovot, Israel, February 15, 2023 - Nova (Nasdaq: NVMI) today announced financial results for the fourth quarter and full year ended December 31, 2022.

Fourth Quarter 2022 Highlights:

•	Record quarterly revenue of $151.2 million, up 24% year over year
•	GAAP net income of $36.1 million, or $1.14 per diluted share, up 56% year over year on a per-share basis
•	Non-GAAP net income of $40.8 million, or $1.28 per diluted share, up 19% year over year on a per-share basis
•	Record revenues from Chemical Metrology solutions, driven by multiple penetrations to leading front-end customers
•	Continued proliferation of our most advanced product portfolio, led by major penetrations of METRION and ELIPSON to leading logic customers

Full Year 2022 Highlights:

•	Record annual revenue of $570.7 million, up 37% year over year
•	Record GAAP net income of $140.2 million, or $4.40 per diluted share, up 41% year over year on a per-share basis
•	Record Non-GAAP net income of $161.5 million, or $5.07 per diluted share, up 32% year over year on a per-share basis

GAAP Results ($K)

	Q4 2022	Q3 2022	Q4 2021	FY 2022	FY 2021
Revenues	$151,238	$143,906	$121,521	$570,729	$416,113
Net Income	$36,098	$35,075	$22,226	$140,213	$93,101
Earnings per Diluted Share	$1.14	$1.10	$0.73	$4.38	$3.12

Non-GAAP Results ($K)

	Q4 2022	Q3 2022	Q4 2021	FY 2022	FY 2021
Net Income	$40,778	$ 39,698	$32,752	$161,509	$114,669
Earnings per Diluted Share	$1.28	$1.24	$1.08	$5.07	$3.85

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

"The fourth quarter was a strong resolution to another record-breaking year for Nova, characterized by notable annual increase in revenue and profitability. Despite the volatility in the markets, the company was able to perform well during the fourth quarter, highlighting the strength of our diversified and agile business model," said Eitan Oppenhaim, President and CEO. “While we remain vigilant in addressing the current challenges, we continue to implement our long-term strategic plans to solidify our position and seize various opportunities, particularly in this dynamic environment."

2023 First Quarter Financial Outlook

Management provided an outlook for the first quarter, the period ending March 31, 2023. Based on current estimates, management expects:

•	$125 million to $135 million in revenue
•	$0.77 to $0.98 in diluted GAAP EPS
•	$0.93 to $1.14 in diluted non-GAAP EPS

2022 Fourth Quarter Results

Total revenues for the fourth quarter of 2022 were $151.2 million, an increase of 5% compared with the third quarter of 2022 and an increase of 24% compared with the fourth quarter of 2021.

Gross margin in the fourth quarter of 2022 was 55%, compared with 57% in the third quarter of 2022 and compared with 56% in the fourth quarter of 2021.

Operating expenses in the fourth quarter of 2022 were $46.8 million, compared with $43.2 million in the third quarter of 2022 and $38.4 million in the fourth quarter of 2021.

On a GAAP basis, the Company reported net income of $36.1 million, or $1.14 per diluted share, in the fourth quarter of 2022. This is compared with net income of $35.1 million, or $1.10 per diluted share, in the third quarter of 2022, and net income of $22.2 million, or $0.73 per diluted share, in the fourth quarter of 2021.

On a non-GAAP basis, the Company reported net income of $40.8 million, or $1.28 per diluted share, in the fourth quarter of 2022. This is compared with net income of $39.7 million, or $1.24 per diluted share, in the third quarter of 2022, and net income of $32.8 million, or $1.08 per diluted share, in the fourth quarter of 2021.

2022 Full Year Results

Total revenues for 2022 were $570.7 million, an increase of 37% compared to total revenues of $416.1 million for 2021.

Gross margin in 2022 was 56%, compared with 57% in 2021.

Operating expenses in 2022 were $172.5 million, compared with operating expenses of $125.0 million in 2021.

On a GAAP basis, the Company reported net income of $140.2 million, or $4.40 per diluted share, in 2022. This is compared with a net income of $93.1 million, or $3.12 per diluted share, in 2021.

On a non-GAAP basis, the Company reported net income of $161.5 million, or $5.07 per diluted share, in 2022. This is compared with net income of $114.7 million, or $3.85 per diluted share, in 2021.

Conference Call Information

Nova will host a conference call today, February 15, 2023, at 8:30 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-844-826-3035
ISRAEL TOLL-FREE Dial-in Number: 1-80-921-3284
INTERNATIONAL Dial-in Number: 1-412-317-5195

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from February 15, 2023, at 11:30 a.m. Eastern Time to February 22, 2023, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10174355
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, acquisition-related expenses, inventory step-up and contingent consideration revaluation, stock-based compensation expenses, revaluation of operating lease liabilities, amortization of debt discount and issuance costs, tax effect of non-GAAP adjustment and taxes attributed to one-time elective tax settlement, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: catastrophic events such as the outbreak of COVID-19; increased information technology security threats and sophisticated computer crime; foreign political and economic risks; changes in U.S. trade policies; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to the rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic, and military instability in Israel; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 1, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	111,121	126,698
Short-term interest-bearing bank deposits	95,305	221,897
Marketable securities	167,073	61,568
Trade accounts receivable, net	109,320	68,446
Inventories	116,600	78,665
Other current assets	13,527	9,242
Total current assets	612,946	566,516
Non-current assets
Marketable securities	153,462	137,415
Interest-bearing bank deposits	483	3,672
Restricted interest-bearing bank deposits and restricted cash	1,600	1,600
Deferred tax assets	20,097	6,161
Severance pay funds	1,194	1,327
Operating lease right-of-use assets	44,885	30,627
Property and equipment, net	55,886	34,460
Intangible assets, net	43,586	2,601
Goodwill	49,009	20,114
Other long-term assets	957	661
Total non-current assets	371,159	238,638
Total assets	984,105	805,154
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	-	183,037
Trade accounts payable	42,732	36,218
Deferred revenues	30,543	15,338
Operating lease current liabilities	5,968	4,452
Other current liabilities	54,825	48,885
Total current liabilities	134,068	287,930
Non-current liabilities
Convertible senior notes, net	196,394	-
Accrued severance pay	3,599	3,686
Operating lease long-term liabilities	43,697	33,450
Long-term deferred tax liability	12,190	-
Other long-term liabilities	7,194	6,334
Total non-current liabilities	263,074	43,470
Shareholders' equity	586,963	473,754
Total liabilities and shareholders' equity	984,105	805,154

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Revenues:
Products	123,486	99,898	464,152	337,026
Services	27,752	21,623	106,577	79,087
Total revenues	151,238	121,521	570,729	416,113
Total cost of revenues	67,510	53,272	248,333	178,752
Gross profit	83,728	68,249	322,396	237,361
Operating expenses:
Research and development, net	26,206	20,140	90,458	65,857
Sales and marketing	14,058	11,219	52,122	39,336
General and administrative	5,077	6,262	23,852	17,324
Amortization of intangible assets	1,463	735	6,033	2,458
Total operating expenses	46,804	38,356	172,465	124,975
Operating income	36,924	29,893	149,931	112,386
Financing income (expense), net	2,157	(1,518)	8,478	(3,133)
Income before taxes on income	39,081	28,375	158,409	109,253
Income tax expenses	2,983	6,149	18,196	16,152
Net income for the period	36,098	22,226	140,213	93,101

Earnings per share:
Basic	1.26	0.78	4.89	3.28
Diluted	1.14	0.73	4.40	3.12

Shares used in calculation of earnings per share (in thousands):
Basic	28,731	28,539	28,697	28,372
Diluted	31,737	30,285	31,870	29,816

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended December 31,		Year ended December 31,
	2022	2021	2022	2021
Cash flows from operating activities:
Net income	36,098	22,226	140,213	93,101
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,491	1,681	8,621	6,475
Amortization of intangible assets	1,463	735	6,033	2,458
Amortization of premium and accretion of discount on marketable securities, net	(254)	855	1,666	1,708
Amortization of debt discount and issuance costs	322	1,075	1,282	4,229
Share-based compensation	4,381	3,496	16,647	10,488
Net effect of exchange rate fluctuation	412	(694)	4,523	(745)
Changes in assets and liabilities:
Trade accounts receivables, net	(9,421)	(3,816)	(31,634)	(5,132)
Inventories	(2,168)	(5,964)	(29,311)	(18,457)
Other current and long-term assets	5,926	1,076	(4,223)	192
Deferred tax assets, net	(6,598)	(741)	(13,740)	(2,989)
Operating lease right-of-use assets	841	489	3,873	1,680
Trade accounts payables	(79)	6,799	5,142	11,697
Deferred revenues	10,492	(16,572)	15,243	10,621
Operating lease liabilities	115	164	(6,351)	(904)
Other current and long-term liabilities	5,548	9,587	1,509	17,919
Accrued severance pay, net	27	(133)	46	(79)
Net cash provided by operating activities	49,596	20,263	119,539	132,262
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	-	(78,469)	-
Change in short-term and long-term interest-bearing bank deposits	(26,517)	37,223	129,944	(31,456)
Investment in marketable securities	(30,064)	(6,364)	(211,742)	(215,091)
Proceeds from maturities of marketable securities	23,390	5,141	81,325	12,862
Purchase of property and equipment	(8,429)	(2,250)	(21,314)	(4,816)
Net cash provided by (used in) investing activities	(41,620)	33,750	(100,256)	(238,501)
Cash flows from investment activities:
Settlement of a contingent consideration liability	-	-	(8,480)	-
Purchases of treasury shares	(15,000)	-	(21,416)	-
Proceeds from exercise of options	8	-	90	11
Net cash used in financing activities	(14,992)	-	(29,806)	11
Effect of exchange rate fluctuations on cash and cash equivalents	(77)	558	(4,454)	622
Changes in cash and cash equivalents and restricted cash	(7,093)	54,571	(14,977)	(105,606)
Cash and cash equivalents - beginning of period	118,814	72,127	126,698	232,304
Cash and cash equivalents and restricted cash - end of period	111,721	126,698	111,721	126,698

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	December 31, 2022	September 30, 2022	December 31, 2021
GAAP gross profit	83,728	82,130	68,249
Stock-based compensation*	1,148	1,114	803
Non-GAAP gross profit	84,876	83,244	69,052
GAAP gross margin as a percentage of revenues	55%	57%	56%
Non-GAAP gross margin as a percentage of revenues	56%	58%	57%

GAAP operating income	36,924	38,938	29,893
Stock-based compensation*	4,381	4,334	3,496
Acquisition-related expenses and contingent consideration revaluation	(752)	-	999
Amortization of acquired intangible assets	1,463	1,444	735
Non-GAAP operating income	42,016	44,716	35,123
GAAP operating margin as a percentage of revenues	24%	27%	25%
Non-GAAP operating margin as a percentage of revenues	28%	31%	29%

GAAP net income	36,098	35,075	22,226
Stock-based compensation*	4,381	4,334	3,496
Acquisition-related expenses and contingent consideration revaluation	(752)	-	999
Amortization of acquired intangible assets	1,463	1,444	735
Amortization of debt discount and issuance costs	322	322	1,075
Revaluation of operating lease liabilities	294	(572)	907
Tax effect of non-GAAP adjustments	(1,028)	(905)	(402)
Taxes attributed to one-time elective tax settlement	-	-	3,716
Non-GAAP net income	40,778	39,698	32,752

GAAP basic earnings per share	1.26	1.22	0.78
Non-GAAP basic earnings per share	1.42	1.38	1.15

GAAP diluted earnings per share	1.14	1.10	0.73
Non-GAAP diluted earnings per share	1.28	1.24	1.08

Shares used for calculation of earnings per share (in thousands):
Basic	28,731	28,685	28,539
Diluted	31,737	31,892	30,285

* Stock-based compensation for the three months ended December 31, 2022 included in – Cost of revenues - 1,148; Research and development, net – 1,856; Sales and marketing – 810; General and administrative – 567.

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Year ended December 31,
	2022	2021
GAAP gross profit	322,396	237,361
Stock-based compensation*	4,166	2,160
Acquisition-related inventory step-up	2,972	-
Non-GAAP gross profit	329,534	239,521
GAAP gross margin as a percentage of revenues	56%	57%
Non-GAAP gross margin as a percentage of revenues	58%	58%

GAAP operating income	149,931	112,386
Stock-based compensation*	16,647	10,488
Acquisition-related inventory step-up	2,972	-
Acquisition-related expenses and contingent consideration revaluation	2,995	999
Amortization of acquired intangible assets	6,033	2,458
Non-GAAP operating income	178,578	126,331
GAAP operating margin as a percentage of revenues	26%	27%
Non-GAAP operating margin as a percentage of revenues	31%	30%

GAAP net income	140,213	93,101
Stock-based compensation*	16,647	10,488
Acquisition-related inventory step-up	2,972	-
Acquisition-related expenses and contingent consideration revaluation	2,995	999
Amortization of acquired intangible assets	6,033	2,458
Amortization of debt discount and issuance costs	1,282	4,229
Revaluation of operating lease liabilities	(4,174)	818
Tax effect of non-GAAP adjustments	(4,459)	(1,140)
Taxes attributed to one-time elective tax settlement	-	3,716
Non-GAAP net income	161,509	114,669

GAAP basic earnings per share	4.89	3.28
Non-GAAP basic earnings per share	5.63	4.04

GAAP diluted earnings per share	4.40	3.12
Non-GAAP diluted earnings per share	5.07	3.85

Shares used for calculation of earnings per share (in thousands):
Basic	28,697	28,372
Diluted	31,870	29,816

* Stock-based compensation for the year ended December 31, 2022, included in – Cost of revenues - 4,166; Research and development, net – 6,861; Sales and marketing – 3,179; General and administrative – 2,441

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF FIRST QUARTER 2023
GAAP TO NON-GAAP GUIDANCE
(Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.77	0.98
Estimated non-GAAP items:
Stock-based compensation	0.14	0.14
Amortization of acquired intangible assets	0.04	0.04
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.03)	(0.03)
Estimated non-GAAP net income per diluted share	0.93	1.14